                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

                    [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
                         [ X ] Form 10-Q [ ] Form N-SAR

         For Period Ended:          June 30, 2001
                            ----------------------------------------------------
         [   ]    Transition Report on Form 10-K
         [   ]    Transition Report on Form 20-F
         [   ]    Transition Report on Form 11-K
         [   ]    Transition Report on Form 10-Q
         [   ]    Transition Report on Form N-SAR

         For the Transition Period Ended:
                                           ----------------------------

--------------------------------------------------------------------------------
         Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Wireless WebConnect!, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

Intellicall, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable

2155 Chenault, Suite 314
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Carrollton, Texas 75006
--------------------------------------------------------------------------------
City, State and Zip Code

================================================================================

Part II- Rules 12b-25 (b) and (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a)      The  reasons  described  in  reasonable  detail in
                           Part III of this form  could  not be  eliminated
                           without unreasonable effort or expense;

[ X ]             (b)      The subject annual report,  semi-annual report,
                           transition report on Form 10-K, Form 20-F, Form 11-K
                           or Form N-SAR, or portion  thereof,  will be filed
                           on or before the fifteenth  calendar day following
                           the prescribed due date;  or the subject  quarterly
                           report or transition  report on Form 10-Q, or
                           portion  thereof will be filed on or before the
                           fifth calendar day following the prescribed due date;
                           and

                  (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable  detail the reasons why Form 10-K,  20-F,  11-K,
10-Q,  N-SAR, or the transition  report or portion thereof, could not be filed within the prescribed time period.

         The Company is seeking the  extension  because of the  pendency of the sale of the  technology  assets of Metricom,  Inc.,  which is to be conducted by auction on August 16,  2001.  The  Company's  business  currently  depends  upon reselling  the wireless  network  services  provided by  Metricom.  Although the
Company is currently selling a new alternate nationwide wireless service,  these sales  constitute a minor portion of the Company's  revenues.  As a result,  the impact of the sale of  Metricom's  technology  assets is expected to  materially alter, among other things, management's discussion and analysis of the financial condition  and  results  of  operations  disclosure  as well as the  disclosures contained in the footnotes to the financial statements included in the Quarterly
Report on Form 10-Q for the period ended June 30, 2001.

         As a result of these activities,  the Company will require  additional time to  complete  and  describe a number of  material  changes  to its  current business  activities.  The Company will file its Form 10-Q before the expiration of the 5-day time extension allowed by Form 12b-25.

Part IV - Other Information

(1)      Name and telephone number of person to contact in regard to this notification.

         Sandra T. Everett               (214)                390-0051
         -----------------------     --------------     ---------------------
              (Name)                  (Area Code)        (Telephone Number)

================================================================================

(2)      Have all other periodic  reports  required  under Section 13 or 15(d)
         of the Securities  Exchange Act of 1934 or Section 30 of
         the  Investment  Company  Act of 1940 during the  preceding  12 months or for such  shorter  period  that the  registrant  was
         required to file such report(s) been filed?  If the answer is no, identify report(s).
                                                         [X]  Yes    [  ] No

(3)      Is it anticipated  that any  significant  change in results of operations  from the  corresponding  period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                         [ ]  Yes    [X ] No

         If so, attach an explanation of the anticipated change, both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

                           Wireless WebConnect!, Inc.
                           --------------------------
                  (Name of Registrant as specified in charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date: August 15, 2001                By: /s/ Sandra T. Everett
                                       -----------------------------------------
                                             Sandra T. Everett
                                             Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing  the form  shall  be typed or  printed  beneath  the  signature.  If the statement is signed on behalf of the registrant by an authorized  representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
--------------------------------------------------------------------------------

        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1.   This form is required by Rule 12b-25 (17 CFR  240.12b-25) of the General
     Rules and Regulations  under the Securities  Exchange Act of 1934.

2.   One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange
     Commission,  Washington,  D.C. 20549, in accordance with Rule 0-3 of the
     General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the
     Commission files.

================================================================================

3.   A manually  signed copy of the form and  amendments  thereto  shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

4.   Amendments  to the  notifications  must also be filed on form  12b-25 but need not  restate  information  that has been  correctly furnished. The form shall be clearly identified as an amended notification.

5.   ELECTRONIC  FILERS.  This form shall not be used by  electronic  filers unable to timely file a report  solely due to  electronic difficulties.
     Filers unable to submit a report within the time period  prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of  Regulation  S-T (Section  232.201 or Section  232.202
     of this chapter) or apply for an adjustment in filing date pursuant to
     Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).